Exhibit 99.1

BEST Inc. Announces Repurchase Right Notification for

1.75% Convertible Senior Notes due 2024

HANGZHOU, China, September 23, 2022 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced that it is notifying holders of its 1.75% Convertible Senior Notes due 2024 (CUSIP Nos. 08653CAB2 & G11056AA9) (the “Notes”) that pursuant to the Indenture dated as of September 17, 2019 (the “Indenture”) relating to the Notes by and between the Company and Citicorp International Limited, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on September 30, 2022 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Friday, September 30, 2022.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, September 30, 2022, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. October 1, 2022 is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on October 1, 2022, the Company will pay accrued and unpaid interest on all of the Notes through September 30, 2022 to all holders who were holders of record as of 5:00 p.m., New York City time, on Thursday, September 15, 2022, regardless of whether the Repurchase Right is exercised with respect to such Notes. As of August 31, 2022, there was US$105,160,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through the exercise of the Repurchase Right, the aggregate cash purchase price will be US$105,160,000.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time, on Thursday, September 1, 2022, and will terminate at 5:00 p.m., New York City time, on Wednesday, September 28, 2022. In order to exercise the Repurchase Right, a holder must follow the procedures set forth in the Company’s Notice of Optional Repurchase Right to holders (the “Repurchase Right Notice”), which is available through Citicorp International Limited. Holders may withdraw any previously surrendered Notes pursuant to the terms of the Repurchase Right Notice at any time prior to 5:00 p.m., New York City time, on Wednesday, September 28, 2022, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell the Notes or any other securities of the Company. The Notes may be repurchased only in accordance with the Company’s Repurchase Right Notice and related documents. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S REPURCHASE RIGHT NOTICE BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE REPURCHASE RIGHT.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.